02052441

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

	1162913
Ameriquest Mortgage Securities Inc.	**0001185174**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 3, 2002, Series 2002-3	**333-77012**

Name of Person Filing the Document
(If Other than the Registrant)

SEC MAIL RECEIVED PROCESSING SEP 04 2002 WASH. D.C. 164 SECTION

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

P

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 3, 2002

AMERIQUEST MORTGAGE SECURITIES INC.

By: ______________________

Name: John P. Grazer

Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ameriquest Mortgage Securities, Inc.

AMERIQUEST MORTGAGE COMPANY

$798,962,000 *(Approximate)*

Mortgage Pass-Through Certificates
Series 2002-3

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator and Master Servicer)

UBS Warburg | Deutsche Bank

August 7, 2002

The analysis in this report is based on information provided by Ameriquest Mortgage Securities, Inc. (the "Depositor"). UBS Warburg LLC ("UBSW") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBSW and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBSW is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBSW in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBSW nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBSW AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBSW IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED August 7, 2002

Ameriquest Mortgage Securities, Inc.
Mortgage Pass-Through Certificates, Series 2002-3
$798,962,000 *(Approximate)*

Subject to Revision

Structure Overview

To 10% Optional Termination

Class	Approx. Size ($)	Type	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Expected Final Maturity	Stated Final Maturity	Expected Ratings S&P / M / F
AF-1	80,864,000	FXD SEQ	1.00	10/02-05/04	24	30/360	05/25/2004	09/25/2032	AAA / Aaa / AAA
AF-2	22,828,000	FXD SEQ	2.00	05/04-11/04	24	30/360	11/25/2004	09/25/2032	AAA / Aaa / AAA
AF-3	45,673,000	FXD SEQ	3.00	11/04-12/06	24	30/360	12/25/2006	09/25/2032	AAA / Aaa / AAA
AF-4	17,369,000	FXD SEQ	5.00	12/06-07/08	24	30/360	07/25/2008	09/25/2032	AAA / Aaa / AAA
AF-5	29,939,000	FXD SEQ	7.37	07/08-04/10	24	30/360	04/25/2010	09/25/2032	AAA / Aaa / AAA
AF-6	27,000,000	FXD NAS	6.64	02/06-04/10	24	30/360	04/25/2010	09/25/2032	AAA / Aaa / AAA
AV-1**	372,000,000	FLOAT	2.36	10/02-04/10	0	Act/360	04/25/2010	09/25/2032	AAA / Aaa / AAA
AV-2	74,490,000	FLOAT	2.35	10/02-04/10	0	Act/360	04/25/2010	09/25/2032	AAA / Aaa / AAA
S*	160,000,000	IO	1.91	N/A	24	30/360	03/25/2005	03/25/2005	AAA / Aaa / AAA
M-1	46,287,000	FLOAT	5.16	12/05-04/10	0	Act/360	04/25/2010	09/25/2032	AA / Aa2 / AA
M-2	38,237,000	FLOAT	5.13	11/05-04/10	0	Act/360	04/25/2010	09/25/2032	A / A2 / A
M-3	32,200,000	FLOAT	5.10	10/05-04/10	0	Act/360	04/25/2010	09/25/2032	BBB / Baa2 / BBB
M-4	12,075,000	FLOAT	4.57	10/05-12/09	0	Act/360	12/25/2009	09/25/2032	BBB- / Baa3 / BBB-
Total	**798,962,000**								

*Class S Notional Schedule

*Class S consists of three components - S1, S2 and S3 each paying a 6% coupon subject to its Net WAC Cap. The component S1 notional balance is equal to the lesser of (i) the aggregate principal balance of the Mortgage Loans in loan group I and (ii) the S1 schedule described below. The component S2 notional balance is equal to the lesser of (i) the aggregate principal balance of the Mortgage Loans in loan group II and (ii) the S2 schedule described below. The component S3 notional balance is equal to the lesser of (i) the aggregate principal balance of the Mortgage Loans in loan group III and (ii) the S3 schedule described below.

Month	S1 Schedule	S2 Schedule	S3 Schedule
1 - 8	32,000,000	117,000,000	11,000,000
9 -16	25,000,000	91,000,000	9,000,000
17 - 24	20,000,000	73,000,000	7,000,000
25 - 30	16,000,000	58,000,000	6,000,000
31 and thereafter	0	0	0

Pricing Speed

Fixed-Rate Mortgage Loans	4% CPR growing to 22% CPR over 12 months
Adjustable-Rate Mortgage Loans	28% CPR

** The Class AV-1 Certificates are not being offered hereby.

Transaction Overview

Offered Securities:	Approximately $223,673,000 senior fixed-rate Certificates ("Class AF Certificates"), approximately $446,490,000 senior floating-rate Certificates ("Class AV Certificates" and collectively with the Class AF Certificates, the "Class A Certificates"), approximately $160,000,000 notional amount senior interest-only certificates ("Class S Certificates") and approximately $128,799,000 mezzanine floating rate Certificates ("Class M Certificates"). The Class AF Certificates and the Class S1 component of the Class S Certificates are backed by fixed-rate first lien mortgage loans ("Group I Mortgage Loans), the Class AV-1 Certificates and the Class S2 component of the Class S Certificates are backed by Freddie Mac conforming balance adjustable-rate first lien mortgage loans ("Group II Mortgage Loans"), and the Class AV-2 Certificates and the Class S3 component of the Class S Certificates are backed by adjustable-rate first lien mortgage loans with principal balances that may or may not conform to Freddie Mac's loan limits ("Group III Mortgage Loans"). The Class M Certificates are supported by all of the mortgage loans.
Collateral:	As of August 1, 2002 ("Statistical Calculation Date"), the Mortgage Loans will consist of approximately 5,672 adjustable-rate and fixed-rate, first lien, closed-end, mortgage loans with LTVs at origination not in excess of 95%. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $810,367,612.46 as of the Statistical Calculation Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 1,956 fixed-rate Mortgage Loans totaling $270,467,473.50, the Group II Mortgage Loans will represent approximately 3,483 Freddie Mac conforming balance adjustable-rate Mortgage Loans totaling $449,842,319.88 and the Group III Mortgage Loans will represent approximately 233 adjustable-rate Mortgage Loans with principal balances that may or may not conform to Freddie Mac's loan limits totaling $90,057,819.08.
Depositor:	Ameriquest Mortgage Securities, Inc.
Originator and Master Servicer:	Ameriquest Mortgage Company
Trustee:	U.S. Bank National Association
Trust Administrator:	Deutsche Bank National Trust Company
Co-Lead Underwriters:	UBS Warburg LLC and Deutsche Bank Securities Inc.
Co-Manager:	Morgan Stanley & Co. Inc.
Cut-off Date:	September 1, 2002
Expected Pricing:	Week of August 5, 2002
Expected Closing Date:	On or about September 4, 2002
Record Date:	For the Class AV Certificates and Class M Certificates: The business day immediately preceding the Distribution Date. For the Class S Certificates and Class AF Certificates: The last business day of the month preceding the month in which the Distribution Date occurs.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in October 2002.

Transaction Overview (Cont.)

Determination Date: The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.

Due Period: The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.

Prepayment Period: The Prepayment Period for the first Distribution Date will be from September [1st] up to and including October 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.

Interest Accrual Period: Class AV Certificates and Class M Certificates: For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

Class AF Certificates and Class S Certificates: For any Distribution Date will be the calendar month preceding the month of such Distribution Date based on a 360-day year consisting of twelve 30-day months.

Administrative Fees: The Servicing Fee calculated at the Servicing Rate of 0.50% per annum, and the Trustee/Trust Administrator Fee calculated at the Trustee/Trust Administrator Fee Rate of [0.005]% per annum. Fees will be paid monthly on the stated principal balance of the Mortgage Loans.

Optional Termination: The Master Servicer or the NIMs Insurer, if any, at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.

Optional Termination Date: The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Monthly Master Servicer Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Master Servicer will not be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act.

Credit Enhancement:
1) Excess Interest
2) Overcollateralization ("OC")
3) Subordination

Transaction Overview (Cont.)

Overcollateralization Target Amount: The Overcollateralization Target Amount will be fully funded on the Closing Date and is anticipated to be 0.75% of the aggregate principal balance of the Mortgage Loans as of the Closing Date. If, due to losses, the amount of OC is reduced below 0.75%, Excess Interest, if any, will be applied to first pay Class A principal and then Class M principal, in order to maintain the required level of OC.

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in October 2005 and (B) the date that the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 33.50%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or the classes subordinate thereto by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Initial Credit Enhancement Percentage

Class	(S&P / M / F)	Percent
A	AAA/ Aaa / AAA	16.75%
M-1	AA/ Aa2 / AA	11.00%
M-2	A/ A2 / A	6.25%
M-3	BBB/ Baa2 / BBB	2.25%
M-4	BBB-/ Baa3 / BBB-	0.75%

Expense Adjusted Net Mortgage Rates: The per annum rate equal to the weighted average of the mortgage rates of each Mortgage Loan minus (a) the Trustee/Trust Administrator Fee Rate and (b) the Servicing Fee Rate.

Transaction Overview (Cont.)

Net WAC Cap:

S1 Component of the Class S Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group I Mortgage Loans.

S2 Component of the Class S Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group II Mortgage Loans.

S3 Component of the Class S Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group III Mortgage Loans.

Class AF Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group I Mortgage Loans minus the pass-through rate for the S1 component of the Class S Certificates multiplied by a fraction, the numerator of which is the S1 Notional Balance of the Class S Certificates immediately prior to such Distribution Date and the denominator of which is the aggregate outstanding principal balance of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date.

Class AV-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group II Mortgage Loans minus the pass-through rate for the S2 component of the Class S Certificates multiplied by a fraction, the numerator of which is the S2 Notional Balance of the Class S Certificates immediately prior to such Distribution Date and the denominator of which is the aggregate outstanding principal balance of the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class AV-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group III Mortgage Loans minus the pass-through rate for the S3 component of the Class S Certificates multiplied by a fraction, the numerator of which is the S3 Notional Balance of the Class S Certificates immediately prior to such Distribution Date and the denominator of which is the aggregate outstanding principal balance of the Group III Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Transaction Overview (Cont.)

Net WAC Cap (continued):	Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans minus the sum of (i) the pass-through rate for the S1 component of the Class S Certificates multiplied by a fraction, the numerator of which is the Notional Balance of the S1 Component of the Class S Certificates and the denominator of which is the aggregate outstanding principal balance of the Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, (ii) the pass-through rate for the S2 component of the Class S Certificates multiplied by a fraction, the numerator of which is the Notional Balance of the S2 Component of the Class S Certificates and the denominator of which is the aggregate outstanding principal balance of the Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period and (iii) the pass-through rate for the S3 component of the Class S Certificates multiplied by a fraction, the numerator of which is the Notional Balance of the S3 Component of the Class S Certificates and the denominator of which is the aggregate outstanding principal balance of the Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period .
Basis Risk Shortfall:	Because the Group II and Group III Mortgage Loans are based on 6 month LIBOR, but with delayed first adjustments, and the pass-through rates on the Class AV Certificates and Class M Certificates are based on one month LIBOR, the application of the related Net WAC Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if 6 month LIBOR and one month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by interim caps. If basis risk interest shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and will be paid from Excess Interest on a subordinated basis on the same Distribution Date or in any subsequent period.
Available Funds:	For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer, the Trust Administrator or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Transaction Overview (Cont.)

Class A Principal Distribution Amount:

Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any Excess Interest required to maintain the Overcollateralization Target Amount until the Certificate Principal Balance of the Class A Certificates has been reduced to zero. After the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain a 33.50% Credit Enhancement Percentage (2x the original Class A Credit Enhancement Percentage).

The Class A Principal Distribution Amount will be distributed to the holders of the Class AF Certificates and the Class AV Certificates on a *pro rata* basis based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class AF Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class AV-1 Certificates) or the principal remittance amount for the Group III Mortgage Loans (in the case of the Class AV-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date. Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of such Class A Certificates on that Distribution Date, and the amount of principal distributions distributable to the holders of such Class A Certificates on subsequent Distribution Dates, will be distributed to the holders of the classes of Class A Certificates remaining outstanding, until the Certificate Principal Balance of such classes of Class A Certificates remaining outstanding has been reduced to zero.

With respect to the Class AF Certificates, all principal distributions from the Class A Principal Distribution Amount will be distributed first, to the holders of the Class AF-6 Certificates based on the Lockout Distribution Percentage, until the Certificate Principal Balance of the Class AF-6 Certificates has been reduced to zero; second, to the holders of the Class AF-1 Certificates, until the Certificate Principal Balance of the Class AF-1 Certificates has been reduced to zero; third, to the holders of the Class AF-2 Certificates, until the Certificate Principal Balance of the Class AF-2 Certificates has been reduced to zero; fourth, to the holders of the Class AF-3 Certificates, until the Certificate Principal Balance of the Class AF-3 Certificates has been reduced to zero; fifth, to the holders of the Class AF-4 Certificates, until the Certificate Principal Balance of the Class AF-4 Certificates has been reduced to zero; sixth, to the holders of the Class AF-5 Certificates, until the Certificate Principal Balance of the Class AF-5 Certificates has been reduced to zero and seventh, to the holders of the Class AF-6 Certificates, until the Certificate Principal Balance of the Class AF-6 Certificates has been reduced to zero.

Lockout Distribution Percentage:

For the Class AF-6 Certificates and any Distribution Date, the indicated percentage of the Lockout Certificate Percentage for such Distribution Date:

Distribution Date Occurring In	Percentage
October 2002 through September 2005	0%
October 2005 through September 2007	45%
October 2007 through September 2008	80%
October 2008 through September 2009	100%
October 2009 and thereafter	300%

Transaction Overview (Cont.)

Lockout Certificate Percentage

For the Class AF-6 Certificates and any Distribution Date, the percentage equal to the aggregate Certificate Principal Balance of the Class AF-6 Certificates immediately prior to such Distribution Date divided by the aggregate Certificate Principal Balances of the Class AF Certificates immediately prior to such Distribution Date.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid on the Class M Certificates, first on the Class M-1 Certificates until it reaches a 22.00% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), then on the Class M-2 Certificates until it reaches an 12.50% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), then to the Class M-3 Certificates until it reaches a 4.50% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), and then on the Class M-4 Certificates until it reaches a 1.50% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Coupon Step-up:

After the Optional Termination Date, the coupon on the Class AF-5 and ClassAF-6 Certificates will increase by 0.50%, the margin on the Class AV Certificates will increase to 2.0x its initial margin and the margins on the Class M Certificates will increase to 1.5x their respective initial margins, subject to the Net WAC Cap.

Trigger Event:

If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test:

The percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 16.75%.

Cumulative Loss Test:

The aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Closing Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
October 2005 through September 2006	[2.75]%
October 2006 through September 2007	[4.50]%
October 2007 through September 2008	[5.75]%
October 2008 through September 2009	[6.50]%
October 2009 and thereafter	[6.75]%

Transaction Overview (Cont.)

Payment Priority:	On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows: 1. To pay interest on the Class A Certificates and the Class S Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Class M Certificates, sequentially. 2. To pay principal on the Class A and Class M Certificates, in accordance to the principal payment provisions described above. 3. From Excess Interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount. 4. From Excess Interest, if any, to pay the Interest Carry Forward Amounts on the Class M Certificates. 5. From Excess Interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described in 2 above. 6. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.
Source for Calculation of One-Month LIBOR:	Telerate page [3750].
ERISA:	Subject to the considerations in the prospectus supplement, the offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA:	The Class A, Class S and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.
Taxation – REMIC:	The Trust will be established as one or more REMICs for federal income tax purposes.
Ratings:	It is a condition to the issuance of the Class A Certificates and the Class S Certificates that they receive ratings of "AAA" if rated by Standard & Poor's, a division of The McGraw Hill Companies, Inc. ("S&P"), "Aaa" if rated by Moody's Investors Service, Inc. ("Moody's") and "AAA" if rated by Fitch Ratings ("Fitch"), that the Class M-1 Certificates receive a rating of "AA" if rated by S&P, "Aa2" if rated by Moody's and "AA" if rated by Fitch, that the M-2 Certificates receive a rating of at least "A" if rated by S&P, "A2" if rated by Moody's and "A" if rated by Fitch, that the Class M-3 Certificates receive a rating of at least "BBB" if rated by S&P, "Baa2" if rated by Moody's and "BBB" if rated by Fitch and that the Class M-4 Certificates receive a rating of at least "BBB-" if rated by S&P, "Baa3" if rated by Moody's and "BBB" if rated by Fitch..
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the adjustable rate and fixed rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	5,672		
Aggregate Current Principal Balance:	$810,367,612.46		$33,614.63 - $1,276,329.89
Average Current Principal Balance:	$142,871.58		
Aggregate Original Principal Balance:	$811,100,831.00		$50,000.00 - $1,276,958.00
Average Original Principal Balance:	$143,000.85		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	9.145%		6.00% - 14.99%
Wtd. Avg. Original Term (months):	347		180 – 360 months
Wtd. Avg. Remaining Term (months):	346		174 – 360 months
Margin (ARM Loans Only):	6.492%		5.00% - 7.13%
Maximum Interest Rate (ARM Loans Only):	15.468%		12.00% - 20.99%
Minimum Interest Rate (ARM Loans Only):	9.468%		6.0050% - 14.9950%
Wtd. Avg. Original LTV:	79.71%		11.20% - 95.00%
Wtd. Avg. Borrower FICO:	619		499 – 819
Geographic Distribution (Top 5):	CA	21.66%	
	NY	11.72%	
	TX	5.55%	
	MA	5.39%	
	NJ	5.08%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 year Fixed/Adjustable Rate	3,716	539,900,138.96	66.62
Fixed Rate	1,956	270,467,473.50	33.38
Total:	**5,672**	**810,367,612.46**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.00	122	6,100,000.00	0.75
50,000.01 - 100,000.00	2,095	153,756,498.00	18.96
100,000.01 - 150,000.00	1,466	179,622,959.00	22.15
150,000.01 - 200,000.00	863	149,511,275.00	18.43
200,000.01 - 250,000.00	471	104,466,252.00	12.88
250,000.01 - 300,000.00	297	81,625,042.00	10.06
300,000.01 - 350,000.00	154	49,859,481.00	6.15
350,000.01 - 400,000.00	107	40,067,370.00	4.94
400,000.01 - 450,000.00	40	17,133,200.00	2.11
450,000.01 - 500,000.00	46	22,304,446.00	2.75
500,000.01 - 550,000.00	7	3,641,600.00	0.45
550,000.01 - 600,000.00	3	1,735,750.00	0.21
1,000,000.01 >=	1	1,276,958.00	0.16
Total:	**5,672**	**811,100,831.00**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
33,000.01 - 50,000.00	128	6,364,204.59	0.79
50,000.01 - 100,000.00	2,102	154,605,120.34	19.08
100,000.01 - 150,000.00	1,458	178,922,467.23	22.08
150,000.01 - 200,000.00	866	150,239,598.68	18.54
200,000.01 - 250,000.00	464	103,028,096.25	12.71
250,000.01 - 300,000.00	298	81,901,663.78	10.11
300,000.01 - 350,000.00	152	49,217,346.31	6.07
350,000.01 - 400,000.00	107	40,043,280.67	4.94
400,000.01 - 450,000.00	40	17,118,685.60	2.11
450,000.01 - 500,000.00	46	22,277,948.90	2.75
500,000.01 - 550,000.00	7	3,638,177.90	0.45
550,000.01 – 600,000.00	3	1,734,692.32	0.21
1,000,000.01 >=	1	1,276,329.89	0.16
Total:	**5,672**	**810,367,612.46**	**100.00**

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 – 180	322	31,212,900.49	3.85
181 – 240	314	38,696,604.85	4.78
301 – 360	5,036	740,458,107.12	91.37
Total:	**5,672**	**810,367,612.46**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
6.000 – 6.499	7	2,173,152.85	0.27
6.500 – 6.999	88	19,112,124.88	2.36
7.000 – 7.499	135	28,986,082.29	3.58
7.500 – 7.999	889	156,751,025.10	19.34
8.000 – 8.499	616	97,390,300.50	12.02
8.500 – 8.999	915	140,753,610.21	17.37
9.000 – 9.499	402	60,014,978.26	7.41
9.500 – 9.999	834	107,022,683.39	13.21
10.000 – 10.499	396	44,936,243.33	5.55
10.500 - 10.999	539	60,340,955.62	7.45
11.000 - 11.499	243	28,610,436.20	3.53
11.500 - 11.999	312	34,272,722.73	4.23
12.000 - 12.499	78	7,757,383.91	0.96
12.500 - 12.999	136	14,171,393.78	1.75
13.000 - 13.499	18	1,746,433.36	0.22
13.500 - 13.999	39	3,875,510.33	0.48
14.000 - 14.499	2	140,001.00	0.02
14.500 - 14.999	23	2,312,574.72	0.29
Total:	**5,672**	**810,367,612.46**	**100.00**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	32	2,378,101.31	0.29
30.01 – 35.00	27	3,052,859.52	0.38
35.01 – 40.00	36	4,157,700.25	0.51
40.01 – 45.00	52	4,845,275.14	0.60
45.01 – 50.00	61	6,825,790.90	0.84
50.01 – 55.00	94	13,142,827.91	1.62
55.01 – 60.00	196	24,944,204.89	3.08
60.01 – 65.00	267	32,268,739.77	3.98
65.01 – 70.00	352	46,835,404.45	5.78
70.01 – 75.00	831	108,514,114.87	13.39
75.01 – 80.00	1,024	142,326,999.12	17.56
80.01 – 85.00	1,068	157,642,188.08	19.45
85.01 – 90.00	1,493	235,142,743.98	29.02
90.01 – 95.00	139	28,290,662.27	3.49
Total:	**5,672**	**810,367,612.46**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
No Scoret Available	20	1,352,704.72	0.17
480 - 499	1	140,882.50	0.02
500 – 519	187	20,802,789.45	2.57
520 – 539	459	59,080,390.95	7.29
540 – 559	666	88,069,012.61	10.87
560 – 579	733	99,921,390.67	12.33
580 – 599	551	76,781,554.76	9.47
600 – 619	417	61,404,193.68	7.58
620 – 639	609	92,149,471.98	11.37
640 – 659	542	82,193,582.43	10.14
660 – 679	483	71,092,723.89	8.77
680 – 699	443	69,510,476.22	8.58
700 – 719	237	37,942,912.95	4.68
720 – 739	158	25,245,051.11	3.12
740 – 759	96	14,933,086.35	1.84
760 – 779	44	6,073,157.83	0.75
780 – 799	22	3,234,792.20	0.40
800 >=	4	439,438.16	0.05
Total:	**5,672**	**810,367,612.46**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	850	175,513,219.61	21.66
New York	456	94,970,636.61	11.72
Texas	476	45,012,152.98	5.55
Massachusetts	247	43,695,279.66	5.39
New Jersey	228	41,151,359.68	5.08
Illinois	306	40,860,322.35	5.04
Florida	356	39,764,650.19	4.91
Minnesota	249	36,082,338.98	4.45
Ohio	300	29,601,792.28	3.65
Michigan	280	29,419,693.17	3.63
Washington	169	27,597,626.67	3.41
Connecticut	139	21,189,457.74	2.61
Pennsylvania	191	20,203,301.65	2.49
Colorado	105	17,621,151.65	2.17
Georgia	128	13,386,252.57	1.65
Arizona	104	12,818,727.82	1.58
Maryland	90	12,759,781.03	1.57
Indiana	124	11,298,350.31	1.39
Missouri	100	10,016,143.69	1.24
Alabama	109	9,619,905.73	1.19
Rhode Island	65	8,961,120.87	1.11
Hawaii	36	7,993,835.73	0.99
Iowa	74	6,722,269.08	0.83
Oregon	37	5,572,784.79	0.69
Louisiana	61	5,467,330.74	0.67
Nevada	32	5,310,082.89	0.66
Maine	37	4,020,309.56	0.50
Utah	29	3,713,165.86	0.46
New Mexico	34	3,560,488.85	0.44
Wisconsin	29	3,242,878.20	0.40
Kansas	32	3,123,638.48	0.39
Oklahoma	36	3,100,325.96	0.38
Nebraska	27	2,844,980.97	0.35
New Hampshire	19	2,725,064.47	0.34
Kentucky	22	2,018,455.44	0.25
Tennessee	14	1,637,004.94	0.20
Alaska	9	1,494,582.43	0.18
South Carolina	11	1,052,879.99	0.13
Delaware	8	995,932.74	0.12
Arkansas	14	949,998.01	0.12
Mississippi	14	864,083.30	0.11
Idaho	6	789,374.14	0.10
Vermont	7	712,592.36	0.09
Wyoming	5	398,698.85	0.05
Montana	5	386,617.54	0.05
South Dakota	1	66,272.54	0.01
North Dakota	1	60,699.36	0.01
Total:	**5,672**	**810,367,612.46**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	5,304	766,644,413.46	94.60
Non-Owner Occupied	330	38,911,936.88	4.80
Second Home	38	4,811,262.12	0.59
Total:	**5,672**	**810,367,612.46**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	3,919	548,322,509.00	67.66
Stated Documentation	1,283	183,991,229.91	22.70
Limited	470	78,053,873.55	9.63
Total:	**5,672**	**810,367,612.46**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cashout (1)	3,513	473,544,963.52	58.44
Refinance – Debt Consolidation No Cash Out (2)	1,852	281,533,391.51	34.74
Purchase	307	55,289,257.43	6.82
Total:	**5,672**	**810,367,612.46**	**100.00**

1. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan.
2. Cash proceeds to the borrower exclusive of debt consolidation payments are exceed 3% or less of the original principal balance of the related loan.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade Retail

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AAA	1,963	282,927,083.29	48.53
AA	1,006	124,998,870.52	21.44
A	412	52,662,451.49	9.03
B	659	73,946,764.51	12.68
C	386	44,648,762.87	7.66
D	44	3,797,421.26	0.65
Total:	**4,470**	**582,981,353.94**	**100.00**

Credit Grade Wholesale

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	860	164,763,194.12	72.46
2	122	22,251,672.79	9.79
3	122	22,727,013.34	9.99
4	45	8,338,137.73	3.67
5	37	6,596,511.96	2.90
6	16	2,709,728.58	1.19
Total:	**1,202**	**227,386,258.52**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	4,642	650,912,565.94	80.32
2-4 Family	400	68,921,243.12	8.50
PUD	294	47,324,304.49	5.84
Condo	225	31,265,277.08	3.86
Manu. Housing / Mobile	67	5,705,867.37	0.70
Attached PUD	21	3,897,251.77	0.48
Single Family Attached	23	2,341,102.69	0.29
Total:	**5,672**	**810,367,612.46**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	1,280	183,531,249.43	22.65
12	283	56,271,458.09	6.94
24	735	133,030,741.41	16.42
36	3,330	431,297,123.37	53.22
42	2	390,036.27	0.05
60	42	5,847,003.89	0.72
Total:	**5,672**	**810,367,612.46**	**100.00**

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Retail	4,470	582,981,353.94	71.94
Wholesale	1,202	227,386,258.52	28.06
Total:	**5,672**	**810,367,612.46**	**100.00**

Conforming Balance

Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	5,365	691,746,667.86	85.36
Non-conforming	307	118,620,944.60	14.64
Total:	**5,672**	**810,367,612.46**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Collateral Summary

Statistics for the fixed rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	1,956		
Aggregate Current Principal Balance:	$270,467,473.50		$33,614.63 - $525,000.00
Average Current Principal Balance:	$138,275.80		
Aggregate Original Principal Balance:	$270,861,113.00		$50,000.00 - $525,000.00
Average Original Principal Balance:	$138,477.05		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	8.499%		6.50% - 13.50%
Wtd. Avg. Original Term (months):	331		180 – 360 months
Wtd. Avg. Remaining Term (months):	329		174 – 360 months
Wtd. Avg. Original LTV:	79.26%		11.20% - 95.00%
Wtd. Avg. Borrower FICO:	668		499 – 819
Geographic Distribution (Top 5):	CA	20.16%	
	NY	16.00%	
	TX	8.58%	
	FL	5.72%	
	MN	5.56%	

DESCRIPTION OF GROUP I COLLATERAL

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.00	51	2,550,000.00	0.94
50,000.01 – 100,000.00	747	54,937,815.00	20.28
100,000.01 – 150,000.00	485	59,125,039.00	21.83
150,000.01 – 200,000.00	307	52,681,853.00	19.45
200,000.01 – 250,000.00	164	36,323,200.00	13.41
250,000.01 – 300,000.00	108	29,671,660.00	10.95
300,000.01 - 350,000.00	43	13,983,246.00	5.16
350,000.01 - 400,000.00	24	8,978,750.00	3.31
400,000.01 - 450,000.00	12	5,166,100.00	1.91
450,000.01 - 500,000.00	12	5,870,950.00	2.17
500,000.01 – 550,000.00	3	1,572,500.00	0.58
Total:	**1,956**	**270,861,113.00**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
33,000.01 - 50,000.00	54	2,668,064.85	0.99
50,000.01 - 100,000.00	752	55,499,443.34	20.52
100,000.01 - 150,000.00	480	58,695,667.36	21.70
150,000.01 - 200,000.00	309	53,164,908.99	19.66
200,000.01 - 250,000.00	160	35,527,924.84	13.14
250,000.01 - 300,000.00	109	29,982,127.36	11.09
300,000.01 - 350,000.00	41	13,369,200.49	4.94
350,000.01 - 400,000.00	24	8,970,555.49	3.32
400,000.01 - 450,000.00	12	5,160,414.22	1.91
450,000.01 - 500,000.00	12	5,858,809.74	2.17
500,000.01 - 550,000.00	3	1,570,356.82	0.58
Total:	**1,956**	**270,467,473.50**	**100.00**

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 – 180	239	23,742,607.16	8.78
181 – 240	243	30,595,111.90	11.31
301 – 360	1,474	216,129,754.44	79.91
Total:	**1,956**	**270,467,473.50**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Mortgage Rates %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
6.500 - 6.999	14	3,696,301.20	1.37
7.000 - 7.499	25	5,862,831.07	2.17
7.500 - 7.999	633	101,898,244.07	37.67
8.000 - 8.499	376	53,634,447.69	19.83
8.500 - 8.999	301	41,227,756.28	15.24
9.000 - 9.499	104	14,249,242.43	5.27
9.500 - 9.999	209	24,397,902.97	9.02
10.000 - 10.499	111	10,241,635.71	3.79
10.500 - 10.999	100	8,641,150.15	3.19
11.000 - 11.499	25	2,108,555.59	0.78
11.500 - 11.999	34	2,392,220.03	0.88
12.000 - 12.499	8	695,881.38	0.26
12.500 - 12.999	14	1,244,343.09	0.46
13.000 - 13.499	1	82,481.13	0.03
13.500 - 13.999	1	94,480.71	0.03
Total:	**1,956**	**270,467,473.50**	**100.00**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	15	1,062,558.47	0.39
30.01 - 35.00	12	1,452,423.64	0.54
35.01 - 40.00	18	2,037,437.83	0.75
40.01 - 45.00	25	2,286,929.79	0.85
45.01 - 50.00	28	3,098,405.99	1.15
50.01 - 55.00	49	7,037,573.17	2.60
55.01 - 60.00	64	8,957,134.99	3.31
60.01 - 65.00	66	7,244,551.67	2.68
65.01 - 70.00	116	13,552,650.69	5.01
70.01 - 75.00	202	27,469,822.73	10.16
75.01 - 80.00	422	55,916,923.60	20.67
80.01 - 85.00	283	41,663,650.72	15.40
85.01 - 90.00	637	95,011,321.33	35.13
90.01 - 95.00	19	3,676,088.88	1.36
Total:	**1,956**	**270,467,473.50**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
480 - 499	1	140,882.5	0.05
500 – 519	15	1,807,013.04	0.67
520 – 539	29	2,892,438.86	1.07
540 – 559	62	6,604,381.79	2.44
560 – 579	135	14,892,994.87	5.51
580 – 599	84	9,164,981.13	3.39
600 – 619	67	8,458,594.53	3.13
620 – 639	154	19,767,024.45	7.31
640 – 659	276	38,992,963.97	14.42
660 – 679	315	43,707,875.45	16.16
680 - 699	349	51,903,731.69	19.19
700 - 719	194	30,764,612.07	11.37
720 - 739	136	21,103,008.07	7.80
740 - 759	79	11,964,669.54	4.42
760 - 779	37	5,018,675.76	1.86
780 - 799	19	2,844,187.62	1.05
800 >=	4	439,438.16	0.16
Total:	**1,956**	**270,467,473.50**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	286	54,523,726.17	20.16
New York	218	43,264,977.74	16.00
Texas	249	23,210,842.18	8.58
Florida	140	15,468,616.08	5.72
Minnesota	99	15,025,511.87	5.56
Massachusetts	58	11,032,949.31	4.08
Michigan	86	9,866,914.04	3.65
Washington	58	8,322,160.12	3.08
New Jersey	50	8,093,916.06	2.99
Pennsylvania	73	7,970,235.39	2.95
Illinois	61	7,365,031.42	2.72
Ohio	65	6,219,899.26	2.30
Maryland	37	5,398,361.31	2.00
Connecticut	37	5,396,260.59	2.00
Georgia	47	4,868,545.79	1.80
Colorado	31	4,712,262.65	1.74
Indiana	44	4,689,871.52	1.73
Hawaii	21	4,367,696.13	1.61
Alabama	48	4,319,911.12	1.60
Rhode Island	26	3,988,674.61	1.47
Missouri	28	3,126,968.44	1.16
Arizona	28	2,836,804.38	1.05
Louisiana	28	2,411,159.12	0.89
Maine	22	2,288,424.67	0.85
Iowa	15	1,544,096.91	0.57
New Hampshire	8	1,346,040.56	0.50
Wisconsin	10	1,158,709.19	0.43
Oklahoma	8	938,606.62	0.35
New Mexico	10	777,000.17	0.29
Oregon	8	705,001.43	0.26
Utah	6	665,117.70	0.25
Nebraska	7	650,326.11	0.24
Kansas	4	528,025.90	0.20
South Carolina	7	499,281.90	0.18
Idaho	3	492,839.69	0.18
Nevada	4	358,487.65	0.13
Tennessee	4	351,161.71	0.13
Arkansas	5	323,940.49	0.12
Wyoming	3	295,655.73	0.11
Kentucky	4	273,501.92	0.10
Mississippi	4	240,436.99	0.09
Delaware	2	222,857.14	0.08
Montana	2	195,946.44	0.07
Vermont	2	130,719.28	0.05
Total:	**1,956**	**270,467,473.50**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	1,814	253,183,281.73	93.61
Non-Owner Occupied	128	15,626,549.48	5.78
Second Home	14	1,657,642.29	0.61
Total:	**1,956**	**270,467,473.50**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	1,361	183,350,425.95	67.79
Stated Documentation	407	57,151,531.78	21.13
Limited	188	29,965,515.77	11.08
Total:	**1,956**	**270,467,473.50**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cashout (1)	1,229	158,865,331.95	58.74
Refinance - Debt Consolidation No Cash Out (2)	691	104,751,432.66	38.73
Purchase	36	6,850,708.89	2.53
Total:	**1,956**	**270,467,473.50**	**100.00**

1. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan.
2. Cash proceeds to the borrower exclusive of debt consolidation payments areexceed 3% or less of the original principal balance of the related loan.

DESCRIPTION OF GROUP I COLLATERAL

Credit Grade Retail

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AAA	1,414	198,897,104.61	85.19
AA	224	22,892,785.88	9.81
A	63	5,875,975.63	2.52
B	61	5,667,045.89	2.43
D	2	131,694.43	0.06
Total:	**1,764**	**233,464,606.44**	**100.00**

Credit Grade Wholesale

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	162	31,115,928.82	84.09
2	13	2,798,958.56	7.56
3	10	1,897,597.58	5.13
4	2	524,120.25	1.42
5	3	439,866.65	1.19
6	2	226,395.20	0.61
Total:	**192**	**37,002,867.06**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Detached	1,608	219,859,511.53	81.29
2-4 Family	131	23,459,210.50	8.67
PUD	103	13,585,047.08	5.02
Condo	69	9,122,354.56	3.37
Manu. Housing / Mobile	30	2,654,327.76	0.98
Attached PUD	7	1,010,042.02	0.37
Single Family Attached	8	776,980.05	0.29
Total:	**1,956**	**270,467,473.50**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	512	57,474,960.21	21.25
12	242	47,404,289.55	17.53
24	34	5,310,755.09	1.96
36	1,124	154,040,428.49	56.95
42	2	390,036.27	0.14
60	42	5,847,003.89	2.16
Total:	**1,956**	**270,467,473.50**	**100.00**

Origination Source

Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Retail	1,764	233,464,606.44	86.32
Wholesale	192	37,002,867.06	13.68
Total:	**1,956**	**270,467,473.50**	**100.00**

Conforming Balance

Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	1,882	241,904,347.98	89.44
Non-conforming	74	28,563,125.52	10.56
Total:	**1,956**	**270,467,473.50**	**100.00**

DESCRIPTION OF GROUP II COLLATERAL

Collateral Summary

Statistics for the adjustable rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	3,483	
Aggregate Current Principal Balance:	$449,842,319.88	$48,915.71 - $420,500.31
Average Current Principal Balance:	$129,153.70	
Aggregate Original Principal Balance:	$450,118,156.00	$50,000.00 - $420,750.00
Average Original Principal Balance:	$129,232.89	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	9.624%	6.00% - 14.99%
Wtd. Avg. Original Term (months):	355	180 – 360 months
Wtd. Avg. Remaining Term (months):	354	175 – 360 months
Margin (ARM Loans Only):	6.505%	5.00% - 7.13%
Maximum Interest Rate (ARM Loans Only):	15.624%	12.00% - 20.99%
Minimum Interest Rate (ARM Loans Only):	9.624%	6.00% - 14.99%
Wtd. Avg. Original LTV:	79.64%	15.20% - 95.00%
Wtd. Avg. Borrower FICO:	593	500 – 798
Geographic Distribution (Top 5):	CA 18.19%	
	NY 8.84%	
	IL 6.70%	
	MA 6.47%	
	NJ 5.61%	

DESCRIPTION OF GROUP II COLLATERAL

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.00	74	3,700,152.00	0.82
50,000.01 - 100,000.00	1,350	99,168,560.00	22.03
100,000.01 - 150,000.00	978	120,297,893.00	26.73
150,000.01 - 200,000.00	557	97,129,423.00	21.58
200,000.01 - 250,000.00	304	67,543,049.00	15.01
250,000.01 - 300,000.00	189	51,953,382.00	11.54
300,000.01 - 350,000.00	23	7,280,897.00	1.62
350,000.01 - 400,000.00	6	2,213,050.00	0.49
400,000.01 - 450,000.00	2	831,750.00	0.18
Total:	**3,483**	**450,118,156.00**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
48,000.01 - 50,000.00	74	3,696,139.74	0.82
50,000.01 - 100,000.00	1,350	99,105,677.00	22.03
100,000.01 - 150,000.00	978	120,226,799.87	26.73
150,000.01 - 200,000.00	557	97,074,689.69	21.58
200,000.01 - 250,000.00	304	67,500,171.41	15.01
250,000.01 - 300,000.00	189	51,919,536.42	11.54
300,000.01 - 350,000.00	23	7,275,741.67	1.62
350,000.01 - 400,000.00	6	2,212,381.42	0.49
400,000.01 - 450,000.00	2	831,182.66	0.18
Total:	**3,483**	**449,842,319.88**	**100.00**

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 – 180	82	7,130,200.96	1.59
181 – 240	69	7,288,401.38	1.62
301 – 360	3,332	435,423,717.54	96.79
Total:	**3,483**	**449,842,319.88**	**100.00**

DESCRIPTION OF GROUP II COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
6.000 - 6.499	4	909,052.85	0.20
6.500 - 6.999	64	11,380,417.71	2.53
7.000 - 7.499	85	13,819,727.40	3.07
7.500 - 7.999	207	36,483,574.93	8.11
8.000 - 8.499	219	35,576,923.42	7.91
8.500 - 8.999	561	79,498,624.75	17.67
9.000 - 9.499	282	39,486,641.40	8.78
9.500 - 9.999	601	71,863,556.61	15.98
10.000 – 10.499	278	31,973,657.94	7.11
10.500 – 10.999	430	48,683,194.00	10.82
11.000 – 11.499	210	23,422,599.71	5.21
11.500 – 11.999	273	29,976,825.22	6.66
12.000 – 12.499	70	7,061,502.53	1.57
12.500 – 12.999	121	12,504,760.89	2.78
13.000 – 13.499	17	1,663,952.23	0.37
13.500 – 13.999	38	3,781,029.62	0.84
14.000 – 14.499	2	140,001.00	0.03
14.500 – 14.999	21	1,616,277.67	0.36
Total:	**3,483**	**449,842,319.88**	**100.00**

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 – 5.249	3	452,865.23	0.10
5.500 - 5.749	287	39,844,174.62	8.86
5.750 - 5.999	6	770,783.98	0.17
6.000 - 6.249	8	700,159.01	0.16
6.250 - 6.499	3	465,107.40	0.10
6.500 - 6.749	2,504	337,632,407.53	75.06
6.750 - 6.999	37	3,611,323.30	0.80
7.000 - 7.249	635	66,365,498.81	14.75
Total:	**3,483**	**449,842,319.88**	**100.00**

DESCRIPTION OF GROUP II COLLATERAL

Next Rate Adjustment

Year/Month Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2004-01	1	121,796.79	0.03
2004-02	5	643,055.91	0.14
2004-03	37	4,317,866.81	0.96
2004-04	61	7,699,143.64	1.71
2004-05	158	20,954,708.83	4.66
2004-06	621	75,364,691.93	16.75
2004-07	1,894	245,876,026.97	54.66
2004-08	706	94,865,029.00	21.09
Total:	**3,483**	**449,842,319.88**	**100.00**

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
12.000 - 12.499	4	909,052.85	0.20
12.500 - 12.999	64	11,380,417.71	2.53
13.000 - 13.499	85	13,819,727.40	3.07
13.500 - 13.999	207	36,483,574.93	8.11
14.000 - 14.499	219	35,576,923.42	7.91
14.500 - 14.999	561	79,498,624.75	17.67
15.000 - 15.499	282	39,486,641.40	8.78
15.500 - 15.999	601	71,863,556.61	15.98
16.000 - 16.499	278	31,973,657.94	7.11
16.500 - 16.999	430	48,683,194.00	10.82
17.000 - 17.499	210	23,422,599.71	5.21
17.500 - 17.999	273	29,976,825.22	6.66
18.000 - 18.499	70	7,061,502.53	1.57
18.500 - 18.999	121	12,504,760.89	2.78
19.000 - 19.499	17	1,663,952.23	0.37
19.500 - 19.999	38	3,781,029.62	0.84
20.000 - 20.499	2	140,001.00	0.03
20.500 - 20.999	21	1,616,277.67	0.36
Total:	**3,483**	**449,842,319.88**	**100.00**

DESCRIPTION OF GROUP II COLLATERAL

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
6.000 - 6.499	4	909,052.85	0.20
6.500 - 6.999	64	11,380,417.71	2.53
7.000 - 7.499	85	13,819,727.40	3.07
7.500 - 7.999	207	36,483,574.93	8.11
8.000 - 8.499	219	35,576,923.42	7.91
8.500 - 8.999	561	79,498,624.75	17.67
9.000 - 9.499	282	39,486,641.40	8.78
9.500 - 9.999	601	71,863,556.61	15.98
10.000 – 10.499	278	31,973,657.94	7.11
10.500 – 10.999	430	48,683,194.00	10.82
11.000 – 11.499	210	23,422,599.71	5.21
11.500 – 11.999	273	29,976,825.22	6.66
12.000 – 12.499	70	7,061,502.53	1.57
12.500 – 12.999	121	12,504,760.89	2.78
13.000 – 13.499	17	1,663,952.23	0.37
13.500 – 13.999	38	3,781,029.62	0.84
14.000 – 14.499	2	140,001.00	0.03
14.500 – 14.999	21	1,616,277.67	0.36
Total:	**3,483**	**449,842,319.88**	**100.00**

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2	3,483	449,842,319.88	100.00
Total:	**3,483**	**449,842,319.88**	**100.00**

DESCRIPTION OF GROUP II COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	17	1,315,542.84	0.29
30.01 - 35.00	15	1,600,435.88	0.36
35.01 - 40.00	17	1,620,425.77	0.36
40.01 - 45.00	27	2,558,345.35	0.57
45.01 - 50.00	32	3,237,713.76	0.72
50.01 - 55.00	42	4,974,737.66	1.11
55.01 - 60.00	127	14,110,897.00	3.14
60.01 - 65.00	192	21,123,446.73	4.70
65.01 - 70.00	228	29,359,979.76	6.53
70.01 - 75.00	598	68,529,847.84	15.23
75.01 - 80.00	568	73,357,254.75	16.31
80.01 - 85.00	734	96,588,571.25	21.47
85.01 - 90.00	787	114,385,075.42	25.43
90.01 - 95.00	99	17,080,045.87	3.80
Total:	**3,483**	**449,842,319.88**	**100.00**

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
No Score Available	20	1,352,704.72	0.30
500 - 519	166	16,668,380.56	3.71
520 - 539	413	49,669,502.89	11.04
540 - 559	579	71,480,973.40	15.89
560 - 579	561	71,068,017.57	15.80
580 - 599	429	53,929,709.99	11.99
600 - 619	322	42,241,540.48	9.39
620 - 639	423	59,206,688.01	13.16
640 - 659	244	34,807,703.07	7.74
660 - 679	153	21,462,157.31	4.77
680 - 699	88	14,644,689.49	3.26
700 - 719	41	6,540,725.89	1.45
720 - 739	19	3,091,214.61	0.69
740 - 759	16	2,588,725.24	0.58
760 - 779	6	698,982.07	0.16
780 - 799	3	390,604.58	0.09
Total:	**3,483**	**449,842,319.88**	**100.00**

DESCRIPTION OF GROUP II COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	462	81,812,045.23	18.19
New York	207	39,746,811.14	8.84
Illinois	237	30,156,071.15	6.70
New Jersey	180	29,120,720.57	6.47
Massachusetts	158	25,228,958.28	5.61
Florida	212	22,678,283.44	5.04
Ohio	232	22,127,290.52	4.92
Texas	225	21,181,188.87	4.71
Minnesota	147	19,747,185.72	4.39
Michigan	192	18,872,397.08	4.20
Washington	104	16,445,653.73	3.66
Connecticut	117	11,833,066.26	2.63
Colorado	91	11,507,836.56	2.56
Pennsylvania	68	10,621,044.49	2.36
Arizona	80	8,176,456.78	1.82
Georgia	70	7,665,593.08	1.70
Maryland	52	7,000,442.96	1.56
Missouri	72	6,889,175.25	1.53
Indiana	80	6,608,478.79	1.47
Alabama	61	5,299,994.61	1.18
Iowa	59	5,178,172.17	1.15
Rhode Island	39	4,972,446.26	1.11
Nevada	25	3,360,238.63	0.75
Oregon	14	3,126,545.42	0.70
Hawaii	33	3,056,171.62	0.68
Louisiana	22	2,882,475.40	0.64
Utah	22	2,730,798.16	0.61
New Mexico	28	2,595,612.58	0.58
Kansas	23	2,414,012.66	0.54
Nebraska	28	2,161,719.34	0.48
Oklahoma	19	2,084,169.01	0.46
Wisconsin	18	1,744,953.52	0.39
Kentucky	19	1,694,818.21	0.38
Maine	9	1,494,582.43	0.33
Alaska	14	1,419,446.28	0.32
New Hampshire	11	1,379,023.91	0.31
Tennessee	9	952,968.60	0.21
Delaware	6	773,075.60	0.17
Arkansas	9	626,057.52	0.14
Mississippi	10	623,646.31	0.14
Vermont	5	581,873.08	0.13
South Carolina	4	553,598.09	0.12
Idaho	3	296,534.45	0.07
Montana	3	190,671.10	0.04
Wyoming	2	103,043.12	0.02
South Dakota	1	66,272.54	0.01
North Dakota	1	60,699.36	0.01
Total:	**3,483**	**449,842,319.88**	**100.00**

DESCRIPTION OF GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	3,263	425,783,856.97	94.65
Non-Owner Occupied	196	20,904,843.08	4.65
Second Home	24	3,153,619.83	0.70
Total:	**3,483**	**449,842,319.88**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	2,402	305,881,494.97	68.00
Stated Documentation	831	109,488,501.91	24.34
Limited	250	34,472,323.00	7.66
Total:	**3,483**	**449,842,319.88**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cashout (1)	2,156	264,728,030.09	58.85
Refinance - Debt Consolidation No Cash Out (2)	1,089	148,752,375.84	33.07
Purchase	238	36,361,913.95	8.08
Total:	**3,483**	**449,842,319.88**	**100.00**

1. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan.
2. Cash proceeds to the borrower exclusive of debt consolidation payments areexceed 3% or less of the original principal balance of the related loan.

DESCRIPTION OF GROUP II COLLATERAL

Credit Grade Retail

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AAA	516	69,710,431.64	22.26
AA	751	90,940,251.31	29.04
A	337	42,158,563.84	13.46
B	588	64,729,815.00	20.67
C	380	42,332,564.52	13.52
D	41	3,290,852.09	1.05
Total:	**2,613**	**313,162,478.40**	**100.00**

Credit Grade Wholesale

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	596	95,075,992.92	69.56
2	95	14,219,001.80	11.92
3	101	16,286,881.11	10.40
4	35	4,484,852.41	3.28
5	31	4,952,069.66	3.62
6	12	1,661,043.58	1.22
Total:	**870**	136,679,841.48	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Detached	2,842	356,728,229.52	79.30
2-4 Family	266	44,138,908.83	9.81
PUD	164	23,570,672.73	5.24
Condo	148	18,983,868.53	4.22
Manu. Housing / Mobile	37	3,051,539.61	0.68
PUD (Attached)	11	1,804,978.02	0.40
Single Family Attached	15	1,564,122.64	0.35
Total:	**3,483**	**449,842,319.88**	**100.00**

DESCRIPTION OF GROUP II COLLATERAL

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	704	101,317,003.33	22.52
12	33	5,942,860.64	1.32
24	606	91,418,514.55	20.32
36	2,140	251,163,941.36	55.83
Total:	**3,483**	**449,842,319.88**	**100.00**

Origination Source

Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Retail	2,613	313,162,478.40	69.62
Wholesale	870	136,679,841.48	30.38
Total:	**3,483**	**449,842,319.88**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Collateral Summary

Statistics for the adjustable rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	233		
Aggregate Current Principal Balance:	$90,057,819.08		$300,783.89 - $1,276,329.89
Average Current Principal Balance:	$386,514.24		
Aggregate Original Principal Balance:	$90,121,562.00		$301,000.00 - 1,276,958.00
Average Original Principal Balance:	$386,787.82		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	8.6906%		6.30% - 14.99%
Wtd. Avg. Original Term (months):	358		180 – 360 months
Wtd. Avg. Remaining Term (months):	357		178 – 360 months
Margin (ARM Loans Only):	6.427%		5.00% - 7.13%
Maximum Interest Rate (ARM Loans Only):	14.691%		12.30% - 20.99%
Minimum Interest Rate (ARM Loans Only):	8.691%		6.30% - 14.99%
Wtd. Avg. Original LTV:	81.45%		37.04% - 95.00%
Wtd. Avg. Borrower FICO:	601		506 – 763
Geographic Distribution (Top 5):	CA	43.50%	
	NY	13.28%	
	NJ	8.69%	
	CT	4.76%	
	MA	3.93%	

DESCRIPTION OF GROUP III COLLATERAL

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
300,000.01 - 350,000.00	88	28,595,338.00	31.73
350,000.01 - 400,000.00	77	28,875,570.00	32.04
400,000.01 - 450,000.00	26	11,135,350.00	12.36
450,000.01 - 500,000.00	34	16,433,496.00	18.23
500,000.01 - 550,000.00	4	2,069,100.00	2.30
550,000.01 - 600,000.00	3	1,735,750.00	1.93
1,000,000.01 >=	1	1,276,958.00	1.42
Total:	**233**	**90,121,562.00**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
300,000.01 - 350,000.00	88	28,572,404.15	31.73
350,000.01 - 400,000.00	77	28,860,343.76	32.05
400,000.01 - 450,000.00	26	11,127,088.72	12.36
450,000.01 - 500,000.00	34	16,419,139.16	18.23
500,000.01 - 550,000.00	4	2,067,821.08	2.30
550,000.01 - 600,000.00	3	1,734,692.32	1.93
1,000,000.01 >=	1	1,276,329.89	1.42
Total:	**233**	**90,057,819.08**	**100.00**

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 – 180	1	340,092.37	0.38
181 – 240	2	813,091.57	0.90
301 – 360	230	88,904,635.14	98.72
Total:	**233**	**90,057,819.08**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
6.000 - 6.499	3	1,264,100.00	1.40
6.500 - 6.999	10	4,035,405.97	4.48
7.000 - 7.499	25	9,303,523.82	10.33
7.500 - 7.999	49	18,369,206.10	20.40
8.000 - 8.499	21	8,178,929.39	9.08
8.500 - 8.999	53	20,027,229.18	22.24
9.000 - 9.499	16	6,279,094.43	6.97
9.500 - 9.999	24	10,761,223.81	11.95
10.000 – 10.499	7	2,720,949.68	3.02
10.500 – 10.999	9	3,016,611.47	3.35
11.000 – 11.499	8	3,079,280.90	3.42
11.500 – 11.999	5	1,903,677.48	2.11
12.500 – 12.999	1	422,289.80	0.47
14.500 – 14.999	2	696,297.05	0.77
Total:	**233**	**90,057,819.08**	**100.00**

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.749	22	8,953,673.29	9.94
6.000 - 6.249	1	369,000.00	0.41
6.500 - 6.749	200	76,802,151.05	85.28
7.000 - 7.249	10	3,932,994.74	4.37
Total:	**233**	**90,057,819.08**	**100.00**

Next Rate Adjustment

Year/Month Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2004-03	1	433,906.70	0.48
2004-04	10	3,953,310.73	4.39
2004-05	18	7,050,468.41	7.83
2004-06	43	15,959,598.99	17.72
2004-07	83	32,764,261.25	36.38
2004-08	78	29,896,273.00	33.20
Total:	**233**	**90,057,819.08**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Maximum Rate %			
Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
12.000 - 12.499	3	1,264,100.00	1.40
12.500 - 12.999	10	4,035,405.97	4.48
13.000 - 13.499	25	9,303,523.82	10.33
13.500 - 13.999	49	18,369,206.10	20.40
14.000 - 14.499	21	8,178,929.39	9.08
14.500 - 14.999	53	20,027,229.18	22.24
15.000 - 15.499	16	6,279,094.43	6.97
15.500 - 15.999	24	10,761,223.81	11.95
16.000 - 16.499	7	2,720,949.68	3.02
16.500 - 16.999	9	3,016,611.47	3.35
17.000 - 17.499	8	3,079,280.90	3.42
17.500 - 17.999	5	1,903,677.48	2.11
18.500 - 18.999	1	422,289.80	0.47
20.500 - 20.999	2	696,297.05	0.77
Total:	**233**	**90,057,819.08**	**100.00**

Minimum Rate %			
Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
6.000 - 6.499	3	1,264,100.00	1.40
6.500 - 6.999	10	4,035,405.97	4.48
7.000 - 7.499	25	9,303,523.82	10.33
7.500 - 7.999	49	18,369,206.10	20.40
8.000 - 8.499	21	8,178,929.39	9.08
8.500 - 8.999	53	20,027,229.18	22.24
9.000 - 9.499	16	6,279,094.43	6.97
9.500 - 9.999	24	10,761,223.81	11.95
10.000 – 10.499	7	2,720,949.68	3.02
10.500 – 10.999	9	3,016,611.47	3.35
11.000 – 11.499	8	3,079,280.90	3.42
11.500 – 11.999	5	1,903,677.48	2.11
12.500 – 12.999	1	422,289.80	0.47
14.500 – 14.999	2	696,297.05	0.77
Total:	**233**	**90,057,819.08**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2	233	90,057,819.08	100.00
Total:	**233**	**90,057,819.08**	**100.00**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
35.01 - 40.00	1	499,836.65	0.56
45.01 - 50.00	1	489,671.15	0.54
50.01 - 55.00	3	1,130,517.08	1.26
55.01 - 60.00	5	1,876,172.90	2.08
60.01 - 65.00	9	3,900,741.37	4.33
65.01 - 70.00	8	3,922,774.00	4.36
70.01 - 75.00	31	12,514,444.30	13.90
75.01 - 80.00	34	13,052,820.77	14.49
80.01 - 85.00	51	19,389,966.11	21.53
85.01 - 90.00	69	25,746,347.23	28.59
90.01 - 95.00	21	7,534,527.52	8.37
Total:	**233**	**90,057,819.08**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	6	2,327,395.85	2.58
520 - 539	17	6,518,449.20	7.24
540 - 559	25	9,983,657.42	11.09
560 - 579	37	13,960,378.23	15.50
580 - 599	38	13,686,863.64	15.20
600 - 619	28	10,704,058.67	11.89
620 - 639	32	13,175,759.52	14.63
640 - 659	22	8,392,915.39	9.32
660 - 679	15	5,922,691.13	6.58
680 - 699	6	2,962,055.04	3.29
700 - 719	2	637,574.99	0.71
720 - 739	3	1,050,828.43	1.17
740 - 759	1	379,691.57	0.42
760 - 779	1	355,500.00	0.39
Total:	**233**	**90,057,819.08**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	102	39,177,448.21	43.50
New York	31	11,958,847.73	13.28
New Jersey	20	7,828,485.34	8.69
Connecticut	11	4,285,360.59	4.76
Massachusetts	9	3,541,609.78	3.93
Illinois	8	3,339,219.78	3.71
Washington	7	2,829,812.82	3.14
Arizona	6	2,316,330.36	2.57
Colorado	6	2,287,844.51	2.54
Nevada	6	2,069,119.84	2.30
Florida	4	1,617,750.67	1.80
Oregon	4	1,507,544.73	1.67
Minnesota	3	1,309,641.39	1.45
Ohio	3	1,254,602.50	1.39
Michigan	2	680,382.05	0.76
Texas	2	620,121.93	0.69
Nebraska	1	499,836.65	0.56
Hawaii	1	499,594.18	0.55
Pennsylvania	1	400,000.00	0.44
New Mexico	1	369,476.02	0.41
Maryland	1	360,976.76	0.40
Georgia	1	341,250.00	0.38
Tennessee	1	332,874.63	0.37
Utah	1	317,250.00	0.35
Maine	1	312,438.61	0.35
Total:	**233**	**90,057,819.08**	**100.00**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	227	87,677,274.76	97.36
Non-Owner Occupied	6	2,380,544.32	2.64
Total:	**233**	**90,057,819.08**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	156	59,090,588.08	65.61
Stated Documentation	45	17,351,196.22	19.27
Limited	32	13,616,034.78	15.12
Total:	**233**	**90,057,819.08**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cashout (1)	128	49,951,601.48	55.47
Refinance - Debt Consolidation No Cash Out (2)	72	28,029,583.01	31.12
Purchase	33	12,076,634.59	13.41
Total:	**233**	**90,057,819.08**	**100.00**

1. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan.
2. Cash proceeds to the borrower exclusive of debt consolidation payments areexceed 3% or less of the original principal balance of the related loan.

Credit Grade Retail

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AAA	33	14,319,547.04	39.39
AA	31	11,165,833.33	30.71
A	12	4,627,912.02	12.73
B	10	3,549,903.62	9.76
C	6	2,316,198.35	6.37
D	1	374,874.74	1.03
Total:	**93**	**36,354,269.10**	**100.00**

Credit Grade Wholesale

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	102	38,571,272.38	71.82
2	14	5,233,712.43	9.75
3	11	4,542,534.65	8.46
4	8	3,329,165.07	6.20
5	3	1,204,575.65	2.24
6	2	822,289.80	1.53
Total:	**140**	**53,703,549.98**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Detached	192	74,324,824.89	82.53
PUD	27	10,168,584.68	11.29
Condo	8	3,159,053.99	3.51
2-4 Family	3	1,323,123.79	1.47
PUD (Attached)	3	1,082,231.73	1.20
Total:	**233**	**90,057,819.08**	**100.00**

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	64	24,739,285.89	27.47
12	8	2,924,307.90	3.25
24	95	36,301,471.77	40.31
36	66	26,092,753.52	28.97
Total:	**233**	**90,057,819.08**	**100.00**

Origination Source

Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Retail	93	36,354,269.10	40.37
Wholesale	140	53,703,549.98	59.63
Total:	**233**	**90,057,819.08**	**100.00**

Sensitivity Analysis
To Optional Termination Date

Class AF-1 Priced at Par

Fixed ARM	50% PPV 14% CPR	75% PPV 21% CPR	100% PPV 28% CPR	125% PPV 35% CPR	150% PPV 42% CPR
Average Life (yr)	1.65	1.23	1.00	0.86	0.76
Modified Duration (yr)	1.60	1.19	0.98	0.84	0.75
Principal Window	Oct02 - Oct05	Oct02 - Nov04	Oct02 - May04	Oct02 - Feb04	Oct02 - Dec03

Class AF-2 Priced at Par

Fixed ARM	50% PPV 14% CPR	75% PPV 21% CPR	100% PPV 28% CPR	125% PPV 35% CPR	150% PPV 42% CPR
Average Life (yr)	3.66	2.56	2.00	1.65	1.42
Modified Duration (yr)	3.42	2.43	1.92	1.59	1.38
Principal Window	Oct05 - Nov06	Nov04 - Jul05	May04 - Nov04	Feb04 - Jul04	Dec03 - Mar04

Class AF-3 Priced at Par

Fixed ARM	50% PPV 14% CPR	75% PPV 21% CPR	100% PPV 28% CPR	125% PPV 35% CPR	150% PPV 42% CPR
Average Life (yr)	6.31	4.10	3.00	2.31	1.95
Modified Duration (yr)	5.51	3.74	2.80	2.18	1.86
Principal Window	Nov06 - Sep12	Jul05 - Jul08	Nov04 - Dec06	Jul04 - Jun05	Mar04 - Jan05

Class AF-4 Priced at Par

Fixed ARM	50% PPV 14% CPR	75% PPV 21% CPR	100% PPV 28% CPR	125% PPV 35% CPR	150% PPV 42% CPR
Average Life (yr)	11.97	7.44	5.00	3.45	2.55
Modified Duration (yr)	9.01	6.16	4.38	3.12	2.36
Principal Window	Sep12 - Aug16	Jul08 - Jun12	Dec06 - Jul08	Jun05 - Feb07	Jan05 - May05

Class AF-5 Priced at Par

Fixed ARM	50% PPV 14% CPR	75% PPV 21% CPR	100% PPV 28% CPR	125% PPV 35% CPR	150% PPV 42% CPR
Average Life (yr)	14.77	10.29	7.37	5.63	3.97
Modified Duration (yr)	9.93	7.71	5.93	4.74	3.47
Principal Window	Aug16 - Jun17	Jun12 - Dec12	Jul08 - Apr10	Feb07 - Aug08	May05 - Jul07

Class AF-6 Priced at Par

Fixed ARM	50% PPV 14% CPR	75% PPV 21% CPR	100% PPV 28% CPR	125% PPV 35% CPR	150% PPV 42% CPR
Average Life (yr)	8.11	7.32	6.64	5.73	4.89
Modified Duration (yr)	6.41	5.94	5.51	4.88	4.25
Principal Window	Oct05 - Jun17	Oct05 - Dec12	Feb06 - Apr10	Aug06 - Aug08	Jun07 - Jul07

Class AV-1 Priced at Par

Fixed ARM	50% PPV 14% CPR	75% PPV 21% CPR	100% PPV 28% CPR	125% PPV 35% CPR	150% PPV 42% CPR
Average Life (yr)	4.87	3.25	2.36	1.76	1.31
Modified Duration (yr)	4.48	3.07	2.26	1.71	1.28
Principal Window	Oct02 - Jun17	Oct02 - Dec12	Oct02 - Apr10	Oct02 - Aug08	Oct02 - Jul07

Class AV-2 Priced at Par

Fixed ARM	50% PPV 14% CPR	75% PPV 21% CPR	100% PPV 28% CPR	125% PPV 35% CPR	150% PPV 42% CPR
Average Life (yr)	4.84	3.24	2.35	1.75	1.31
Modified Duration (yr)	4.45	3.06	2.26	1.70	1.28
Principal Window	Oct02 - Jun17	Oct02 - Dec12	Oct02 - Apr10	Oct02 - Aug08	Oct02 - Jul07

Class M-1 Priced at Par

Fixed ARM	50% PPV 14% CPR	75% PPV 21% CPR	100% PPV 28% CPR	125% PPV 35% CPR	150% PPV 42% CPR
Average Life (yr)	9.88	6.77	5.16	4.48	4.42
Modified Duration (yr)	8.66	6.18	4.82	4.24	4.20
Principal Window	Jun07 - Jun17	Nov05 - Dec12	Dec05 - Apr10	Mar06 - Aug08	Jul06 - Jul07

Class M-2 Priced at Par

Fixed ARM	50% PPV 14% CPR	75% PPV 21% CPR	100% PPV 28% CPR	125% PPV 35% CPR	150% PPV 42% CPR
Average Life (yr)	9.88	6.77	5.13	4.32	3.99
Modified Duration (yr)	8.40	6.04	4.71	4.03	3.75
Principal Window	Jun07 - Jun17	Nov05 - Dec12	Nov05 - Apr10	Dec05 - Aug08	Feb06 - Jul07

Class M-3 Priced at Par

Fixed ARM	50% PPV 14% CPR	75% PPV 21% CPR	100% PPV 28% CPR	125% PPV 35% CPR	150% PPV 42% CPR
Average Life (yr)	9.88	6.77	5.10	4.24	3.79
Modified Duration (yr)	8.09	5.88	4.59	3.89	3.52
Principal Window	Jun07 - Jun17	Nov05 - Dec12	Oct05 - Apr10	Oct05 - Aug08	Nov05 - Jul07

Class M-4 Priced at Par

Fixed ARM	50% PPV 14% CPR	75% PPV 21% CPR	100% PPV 28% CPR	125% PPV 35% CPR	150% PPV 42% CPR
Average Life (yr)	8.89	6.04	4.57	3.78	3.40
Modified Duration (yr)	7.32	5.28	4.12	3.47	3.15
Principal Window	Jun07 - Nov16	Nov05 - Jun12	Oct05 - Dec09	Oct05 - May08	Oct05 - Apr07

Sensitivity Analysis

To Maturity

Class AF-5 Priced at Par

Fixed ARM	50% PPV 14% CPR	75% PPV 21% CPR	100% PPV 28% CPR	125% PPV 35% CPR	150% PPV 42% CPR
Average Life (yr)	20.14	15.12	11.10	8.02	5.23
Modified Duration (yr)	11.83	9.94	7.99	6.21	4.32
Principal Window	Aug16 - Dec29	Jun12 - Aug24	Jul08 - Oct19	Feb07 - Apr16	May05 - Oct13

Class AF-6 Priced at Par

Fixed ARM	50% PPV 14% CPR	75% PPV 21% CPR	100% PPV 28% CPR	125% PPV 35% CPR	150% PPV 42% CPR
Average Life (yr)	8.18	7.55	7.30	7.23	7.05
Modified Duration (yr)	6.45	6.07	5.93	5.90	5.79
Principal Window	Oct05 - Oct29	Oct05 - Jun24	Feb06 - Jul19	Aug06 - Feb16	Jun07 - Aug13

Class AV-1 Priced at Par

Fixed ARM	50% PPV 14% CPR	75% PPV 21% CPR	100% PPV 28% CPR	125% PPV 35% CPR	150% PPV 42% CPR
Average Life (yr)	5.06	3.36	2.42	1.79	1.32
Modified Duration (yr)	4.61	3.16	2.32	1.74	1.29
Principal Window	Oct02 - Dec25	Oct02 - Aug18	Oct02 - Nov13	Oct02 - Oct10	Oct02 - Aug08

Class AV-2 Priced at Par

Fixed ARM	50% PPV 14% CPR	75% PPV 21% CPR	100% PPV 28% CPR	125% PPV 35% CPR	150% PPV 42% CPR
Average Life (yr)	5.02	3.34	2.41	1.79	1.32
Modified Duration (yr)	4.57	3.14	2.31	1.73	1.29
Principal Window	Oct02 - Aug25	Oct02 - Jun18	Oct02 - Nov13	Oct02 - Oct10	Oct02 - Jul08

Class M-1 Priced at Par

Fixed ARM	50% PPV 14% CPR	75% PPV 21% CPR	100% PPV 28% CPR	125% PPV 35% CPR	150% PPV 42% CPR
Average Life (yr)	10.73	7.43	5.69	4.90	4.76
Modified Duration (yr)	9.22	6.67	5.24	4.59	4.49
Principal Window	Jun07 - Oct26	Nov05 - Aug20	Dec05 - May16	Mar06 - Jul13	Jul06 - Jun11

Class M-2 Priced at Par

Fixed ARM	50% PPV 14% CPR	75% PPV 21% CPR	100% PPV 28% CPR	125% PPV 35% CPR	150% PPV 42% CPR
Average Life (yr)	10.63	7.34	5.58	4.69	4.28
Modified Duration (yr)	8.85	6.44	5.06	4.33	3.99
Principal Window	Jun07 - Jan25	Nov05 - Dec18	Nov05 - Jan15	Dec05 - Jun12	Feb06 - Aug10

Class M-3 Priced at Par

Fixed ARM	50% PPV 14% CPR	75% PPV 21% CPR	100% PPV 28% CPR	125% PPV 35% CPR	150% PPV 42% CPR
Average Life (yr)	10.28	7.06	5.34	4.43	3.94
Modified Duration (yr)	8.32	6.08	4.77	4.04	3.64
Principal Window	Jun07 - May22	Nov05 - Sep16	Oct05 - Apr13	Oct05 - Jan11	Nov05 - Jun09

Class M-4 Priced at Par

Fixed ARM	50% PPV 14% CPR	75% PPV 21% CPR	100% PPV 28% CPR	125% PPV 35% CPR	150% PPV 42% CPR
Average Life (yr)	8.89	6.04	4.57	3.78	3.40
Modified Duration (yr)	7.32	5.28	4.12	3.47	3.15
Principal Window	Jun07 - Nov16	Nov05 - Jun12	Oct05 - Dec09	Oct05 - May08	Oct05 - Apr07

Class S Sensitivity Analysis

To Optional Termination Date

Class S
Price: 10.5718%

All Mortgage Loans	56% CPR	56.7% CPR	56.8% CPR	62.3% CPR	62.4% CPR
CBE Yield (%)	4.000	4.000	3.994	1.265	-0.517
Average Life	1.91	1.91	1.91	1.85	1.82
Window	Oct02 - Mar05	Oct02 - Mar05	Oct02 - Mar05	Oct02 - Feb05	Oct02 - Jan05

Net WAC Pass-Through Rate for Class AV-1

Assumptions to Optional Termination

Period	NWC (1)	NWC (2)		Period	NWC (1)	NWC (2)		Period	NWC (1)	NWC (2)
1	4.44	4.44		32	9.12	12.15		63	9.12	15.12
2	7.26	7.26		33	8.82	11.76		64	8.82	14.63
3	7.46	7.46		34	9.12	12.15		65	8.82	14.63
4	7.17	7.17		35	8.82	12.49		66	9.43	15.64
5	7.12	7.12		36	8.82	12.70		67	8.82	14.63
6	7.83	7.83		37	9.12	13.12		68	9.12	15.12
7	7.03	7.03		38	8.82	12.72		69	8.82	14.63
8	7.21	7.21		39	9.12	13.15		70	9.12	15.12
9	7.35	7.35		40	8.82	12.72		71	8.82	14.63
10	7.55	7.55		41	8.82	13.46		72	8.82	14.63
11	7.26	7.26		42	9.77	15.13		73	9.12	15.12
12	7.22	7.22		43	8.82	13.66		74	8.82	14.63
13	7.41	7.41		44	9.12	14.15		75	9.12	15.12
14	7.12	7.12		45	8.82	13.69		76	8.82	14.63
15	7.31	7.31		46	9.12	14.15		77	8.82	14.63
16	7.03	7.03		47	8.82	14.43		78	9.77	16.20
17	7.34	7.34		48	8.82	14.63		79	8.82	14.63
18	7.80	7.80		49	9.12	15.12		80	9.12	15.12
19	7.26	7.26		50	8.82	14.63		81	8.82	14.63
20	7.45	7.51		51	9.12	15.12		82	9.12	15.12
21	7.17	7.22		52	8.82	14.63		83	8.82	14.63
22	7.36	7.41		53	8.82	14.63		84	8.82	14.63
23	7.07	8.60		54	9.77	16.20		85	9.12	15.12
24	7.02	8.96		55	8.82	14.63		86	8.82	14.63
25	7.59	9.60		56	9.12	15.12		87	9.12	15.12
26	7.31	9.27		57	8.82	14.63		88	8.82	14.63
27	7.51	9.54		58	9.12	15.12		89	8.82	14.63
28	7.22	9.18		59	8.82	14.63		90	9.77	16.20
29	7.17	9.88		60	8.82	14.63		91	8.82	14.63
30	7.89	11.11		61	9.12	15.12				
31	8.82	11.73		62	8.82	14.63				

(1) Assumes 6mLIBOR stays at 1.87 and the cashflows are run to the Optional Termination.

(2) Assumes 6mLIBOR increases instantaneously to maximum amount allowable under the mortgage loans and the cashflows are run to the Optional Termination.

Net WAC Pass-Through Rate for Class AV-2

Assumptions to Optional Termination

Period	NWC (1)	NWC (2)	Period	NWC (1)	NWC (2)	Period	NWC (1)	NWC (2)
1	4.38	4.38	32	8.25	11.23	63	8.25	14.19
2	7.19	7.19	33	7.98	10.87	64	7.98	13.73
3	7.41	7.41	34	8.25	11.85	65	7.98	13.73
4	7.15	7.15	35	7.98	11.47	66	8.53	14.67
5	7.12	7.12	36	7.98	11.79	67	7.98	13.73
6	7.86	7.86	37	8.25	12.19	68	8.25	14.19
7	7.08	7.08	38	7.98	11.84	69	7.98	13.73
8	7.29	7.29	39	8.25	12.23	70	8.25	14.19
9	7.19	7.19	40	7.98	12.44	71	7.98	13.73
10	7.41	7.41	41	7.98	12.44	72	7.98	13.73
11	7.15	7.15	42	8.84	14.13	73	8.25	14.19
12	7.13	7.13	43	7.98	12.76	74	7.98	13.73
13	7.34	7.34	44	8.25	13.23	75	8.25	14.19
14	7.08	7.08	45	7.98	12.81	76	7.98	13.73
15	7.29	7.29	46	8.25	13.85	77	7.98	13.73
16	7.03	7.03	47	7.98	13.41	78	8.83	15.20
17	7.21	7.21	48	7.98	13.73	79	7.98	13.73
18	7.69	7.69	49	8.25	14.19	80	8.25	14.19
19	7.17	7.17	50	7.98	13.73	81	7.98	13.73
20	7.40	7.48	51	8.25	14.19	82	8.25	14.19
21	7.14	7.22	52	7.98	13.73	83	7.98	13.73
22	7.35	8.68	53	7.98	13.73	84	7.98	13.73
23	7.09	8.37	54	8.84	15.20	85	8.25	14.19
24	7.11	8.99	55	7.98	13.73	86	7.98	13.73
25	7.46	9.40	56	8.25	14.19	87	8.25	14.19
26	7.19	9.12	57	7.98	13.73	88	7.98	13.73
27	7.41	9.40	58	8.25	14.19	89	7.98	13.73
28	7.15	9.67	59	7.98	13.73	90	8.83	15.20
29	7.13	9.65	60	7.98	13.73	91	7.98	13.73
30	7.86	11.01	61	8.25	14.19			
31	7.98	10.83	62	7.98	13.73			

(3) Assumes 6mLIBOR stays at 1.87 and the cashflows are run to the Optional Termination.

(4) Assumes 6mLIBOR increases instantaneously to maximum amount allowable under the mortgage loans and the cashflows are run to the Optional Termination.

Net WAC Pass-Through Rate for the Class M

Assumptions to Optional Termination

Period	NWC (1)	NWC (2)		Period	NWC (1)	NWC (2)		Period	NWC (1)	NWC (2)
1	4.38	4.38		32	8.59	10.41		63	8.54	11.91
2	7.18	7.18		33	8.31	10.07		64	8.26	11.52
3	7.39	7.39		34	8.58	10.46		65	8.26	11.51
4	7.12	7.12		35	8.30	10.49		66	8.83	12.29
5	7.09	7.09		36	8.30	10.62		67	8.26	11.49
6	7.81	7.81		37	8.58	10.96		68	8.53	11.86
7	7.02	7.02		38	8.30	10.62		69	8.26	11.47
8	7.22	7.22		39	8.57	10.97		70	8.53	11.85
9	7.25	7.25		40	8.30	10.67		71	8.25	11.45
10	7.47	7.47		41	8.30	11.03		72	8.25	11.44
11	7.19	7.19		42	9.18	12.34		73	8.52	11.82
12	7.16	7.16		43	8.29	11.14		74	8.25	11.43
13	7.37	7.37		44	8.57	11.52		75	8.52	11.80
14	7.10	7.10		45	8.29	11.14		76	8.25	11.41
15	7.30	7.30		46	8.56	11.57		77	8.24	11.40
16	7.03	7.03		47	8.29	11.54		78	9.13	12.61
17	7.26	7.26		48	8.29	11.66		79	8.24	11.38
18	7.73	7.73		49	8.56	12.04		80	8.51	11.75
19	7.20	7.21		50	8.28	11.65		81	8.24	11.36
20	7.41	7.45		51	8.56	12.03		82	8.51	11.73
21	7.14	7.18		52	8.28	11.63		83	8.23	11.35
22	7.35	7.51		53	8.28	11.62		84	8.23	11.34
23	7.08	8.00		54	9.16	12.85		85	8.51	11.71
24	7.05	8.24		55	8.28	11.60		86	8.23	11.32
25	7.52	8.74		56	8.55	11.98		87	8.50	11.69
26	7.25	8.45		57	8.27	11.58		88	8.23	11.30
27	7.46	8.70		58	8.55	11.96		89	8.23	11.29
28	7.19	8.45		59	8.27	11.56		90	9.11	12.49
29	7.16	8.79		60	8.27	11.55		91	8.22	11.27
30	7.89	9.84		61	8.54	11.93				
31	8.31	10.07		62	8.27	11.54				

(5) Assumes 6mLIBOR stays at 1.87 and the cashflows are run to the Optional Termination.

(6) Assumes 6mLIBOR increases instantaneously to maximum amount allowable under the mortgage loans and the cashflows are run to the Optional Termination.

FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS Warburg LLC

Asset Backed Finance	
Shahid Quraishi	212-713-2728
Jay Lown	212-713-3670
Peter Faigl	212-713-2549
Reggie de Villiers	212-713-3055
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ABS Trading & Syndicate	
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